

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via Facsimile
Guixiong Qiu, CEO
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re:** **Tanke Biosciences Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 8, 2011**
> **File No. 000-53529**

Dear Mr. Qiu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 8, 2011

1.   We note your disclosure stating that management concluded that your financial statements should not be relied upon after consultation with your independent registered public accounting firm. Please explain the events leading to the conclusion regarding non-reliance on your financial statements (i.e., whether your independent accountant advised management that your financial statements should no longer be relied upon).

2.   We note that Guangzhou Kanghui Agricultural Technology Co., Ltd., a wholly owned subsidiary of China Flying Development Limited ("China Flying"), entered into a series of agreements with Guangzhou Tanke Industry Co., Ltd. ("Guangzhou Tanke") and its shareholders on January 3, 2011. Pursuant to these agreements, China Flying obtained control of Guangzhou Tanke. Please tell us why you believe your financial statements for the years ended December 31, 2010 and 2009 should be restated when these agreements were entered into in 2011.

3.   Please revise to provide additional disclosure indicating the accounts that will be affected by your restatement in each period. Please also explain your conclusion that the share exchange agreement dated January 3, 2011 should be accounted for as a business acquisition with China Flying as the accounting acquirer in accordance with FASB ASC 805-10. In connection with your response, please provide a detailed analysis of the underlying fact pattern with reference to the relevant authoritative accounting literature.

4.   Please revise to disclose the date you intend to file your restated financial statements.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc: Evan L. Greebel
       Katten Muchin Rosenman LLP
       Fax: (212) 894-5883